FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Quarter Ended 31 March 2004
-Unaudited-
Q3 F2004
GOLD FIELDS DELIVERS STRONG PERFORMANCE
WITH 20 PER CENT JUMP IN OPERATING PROFIT
JOHANNESBURG. 6 May 2004 - Gold Fields Limited (NYSE & JSE: GFI) today announced March 2004 quarter net earnings of R255 million (51 cents per share) compared with net earnings of R277 million (57 cents per share) in the December 2003 quarter and R805 million (171 cents per share) for the March quarter of 2003. In US dollar terms the March 2004 quarter net earnings were US$38 million (US$0.07 per share) compared with US$42 million (US$0.09 per share) in the December 2003 quarter and US$93 million (US$0.20 per share) for the March quarter of 2003. Attributable gold production for the March 2004 quarter was 1.033 million ounces compared with 1.045 million ounces in the December 2003 quarter. March 2004 quarter highlights included:
•
Operating profit up 20 per cent to R656 million (US$96 million);
•
Recovery in operating margin from 19 per cent to 22 per cent, (South African operations from 7 per cent to 14 per cent);
•
Attributable gold production virtually unchanged at 1.033 million ounces, despite extended Christmas break;
•
Total cash costs were flat quarter on quarter at R67,528 per kilogram and US$309 per ounce;
•
International growth strategy progressing well with major growth projects in Ghana, Australia, Peru and Finland on track;
•
International operations are debt free; and
•
Successful conclusion of the Mvelaphanda transaction leaves Gold Fields in a strong financial position which will enable growth projects to be funded internally.
Ian Cockerill, Chief Executive Officer of Gold Fields said: "Despite the tough operating environment during the March 2004 quarter, Gold Fields has produced satisfactory results. The ongoing repositioning of our South African operations, to improve grades and reduce costs, has contributed to significant margin expansion. I fully expect this trend to continue." "These results reflect our focus on delivering value to shareholders. We continue to implement our strategy to build a high quality, internationally diverse, gold company that is optimally managed for sustainable earnings growth." "Our plans for international growth and diversification remain on track, rooted in our proven ability to add value to current and new assets. The organic growth projects at our Ghana and Australia operations, as well as the planning and feasibility work for our Arctic Platinum Project in Finland are progressing to plan. Although certain conditions are still outstanding on the acquisition of Cerro Corona in Peru, we are proceeding towards closure. We have also made significant progress in our exploration programmes in Africa, Asia, China and the Americas." "In addition, during the quarter, MMC Norilsk acquired a 20 per cent interest in Gold Fields from Anglo American plc. After preliminary discussions with Norilsk it has been agreed to explore the potential for co-operation with regards to our respective gold assets."
STOCK DATA
Number of shares in issue
- at 31 March 2004
491,320,299
- average for the quarter
491,254,653
Free Float
100%
ADR Ratio
1:1
Bloomberg / Reuters
GFISJ / GFLJ.J
JSE SECURITIES EXCHANGE
SOUTH AFRICA- (GFI)
Range - Quarter
ZAR77.41 - ZAR102.60
Average Volume - Quarter
1,338,000 shares / day
NYSE - (GFI)
Range - Quarter
US$11.50 - US$14.91
Average Volume - Quarter
1,447,900 shares / day
INVESTOR RELATIONS
Europe & South Africa
Willie Jacobsz
Nerina Bodasing
Tel : +27 11 644-2460
Tel : +27 11 644-2630
Fax: +27 11 484-0639
Fax : +27 11 484-0639
E-mail:
investors@goldfields.co.za
North America
Cheryl A. Martin
Tel:
+1 303 796-8683
Fax:
+1 303 796-8293
E-mail:
camartin@gfexpl.com
www.goldfields.co.za
www.gold-fields.com
SA Rand
S a l i e n t f e a t u r e s
US Dollars
Nine months to
Quarter
Quarter
Nine months to
March
2003
March
2004
March
2003
Dec
2003
March
2004
March
2004
Dec
2003
March
2003
March
2004
March
2003
102,433     96,910       33,340 32,480       32,131             kg Gold produced* oz (000) 1,033 1,045 1,072        3,116        3,293
61,263     67,360       60,709 66,991       67,528          R/kg Total cash costs $/oz              309 308 225           299           200
32,063     34,952       10,792 11,640       11,815           000 Tons milled 000          11,815 11,640 10,792      34,952      32,063
100,302     86,630       95,068 84,842       88,887          R/kg Revenue $/oz              407 390 353            395          328
216          202            201 202            199 R/ton Operating costs $/ton               29 30 24             29             23
4,023       1,770         1,126 545            656            Rm Operating profit $m                 96 80 135            253          423
2,164          953            805 277            255            Rm $m                 38 42 93            136          228
459          197            171 57              51 SA c.p.s.
Net earnings
US c.p.s. 7 9 20              28            48
1,899          634            644 249            221           Rm $m                 33 36 75              91          200
403          131            136 51              45 SA c.p.s.
Headline earnings
US c.p.s. 7 7 16             19             42
1,785         485             476 111            238           Rm $m                 34 17 58             69           188
378         100             101 23             48 SA c.p.s.
Net earnings excluding
gains and losses on
financial instruments and
foreign debt net of cash
and exceptional items
US c.p.s. 7 3 12             14             40
*Attributable - All companies wholly owned except for Ghana (71.1%).
NEWS RELEASE
Q3 F2004 RESULTS

1 Q3F2004
Overview
As anticipated, largely due to the Christmas break at the South African operations, the Group's attributable gold production for the March quarter at 1.03 million ounces was 1 per cent below that of the December quarter.
Total cash costs in the March quarter were virtually unchanged at R67,528 per kilogram despite lower production and the impact of translating Australia's costs at a stronger Australian dollar. Total cash costs in US$ terms at $309 per ounce also tracked the previous quarter, with the rand/dollar exchange rate being stable at R6.79 compared with R6.76 in the previous quarter.
Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were slightly more than double the previous quarter due to the 20 per cent increase in operating profit.
Net earnings were 8 per cent below the December 2003 quarter, at R255 million (US$38 million). This was due to a reduction in gains from financial instruments and an increase in finance costs associated with an unrealised exchange loss on Euro's held offshore. The aggregated effect of these two items more than offset the 20 per cent increase in operating profit achieved for the quarter due to the increased gold price and reduced costs.
H e a l t h a n d s a f e t y
During the quarter the lost day injury frequency rate at the operations improved from 15.4 to 13.8, the serious injury frequency rate improved from 7.9 to 6.5 and the fatal injury frequency rate improved from 0.37 to 0.15. This is an excellent achievement. Beatrix achieved a million fatality free shifts during the quarter with Beatrix 4 shaft achieving one year without a fatality on 23 January 2004. This achievement is a first for a senior operations manager in the Group. In addition, Damang mine in Ghana recorded one year without any lost day injuries, also on 23 January.
F i n a n c i a l R e v i e w
Q u a r t e r e n d e d 3 1 M a r c h 2 0 0 4 c o m p a r e d w i t h q u a r t e r e n d e d 3 1 D e c e m b e r 2 0 0 3
REVENUE
Revenue was 4 per cent higher than the previous quarter at R3,028 million (US$444 million). It compared with R2,923 million (US$431 million) in the December quarter. This was due to a higher rand gold price as a consequence of a 4 per cent increase in the average US dollar gold price from US$390 per ounce to US$407 per ounce in the March quarter. The average Rand/US dollar exchange rate remained virtually unchanged at 6.79. The resultant rand gold price of R88,887 per kilogram was 5 per cent higher than the R84,842 per kilogram achieved last quarter. The higher gold price was partly offset by the lower gold sales of 34,069 kilograms (1,095,300 ounces) compared with 34,451 kilograms (1,107,600 ounces) last quarter.
OPERATING COSTS
Operating costs at R2,351 million (US$345 million) for the quarter were marginally lower than the previous quarter's costs of R2,355 million (US$347 million). At the South African operations, costs decreased 3 per cent compared with the previous quarter. This was in line with the slightly lower production levels at Kloof and Beatrix as a result of the Christmas break. At Driefontein, costs decreased 2 per cent despite the 6 per cent increase in production. Last quarter's costs included opening up of additional areas as a result of the underground fires. The lower costs at the South African operations also reflect the positive impact of cost reduction strategies. However, these lower costs were offset by the increase in costs at the international operations. This increase was mainly due to translating costs at the Australian operations at a stronger Australian dollar. Ghana's costs increased this quarter in line with the higher volumes mined, associated with accelerated stripping to provide greater flexibility.
OPERATING PROFIT MARGIN
The net effect of the higher revenue and lower costs, was an increase in operating profit from R545 million (US$80 million) in the December quarter to R656 million (US$96 million) this quarter.
The operating margin for the Group increased to 22 per cent for the current quarter from 19 per cent in the previous quarter. This was due to an increase in margins at the South African operations from 7 per cent in the previous quarter to 14 per cent in the March quarter. The increase at the South African operations resulted from the higher gold price and lower costs despite the fact that production was only 90 kilograms lower than the previous quarter. The margin at the international operations decreased from 38 per cent last quarter to 34 per cent this quarter. The reduction was due to lower production at St Ives associated with a mill shutdown and less material toll treated.
AMORTISATION
Amortisation was slightly lower than the previous quarter at R298 million (US$44 million), in line with the decreased production.
ACCOUNTING FOR THE MVELA TRANSACTION
The net proceeds of R4,107 million (R4,139 million less R32 million of costs) from the Mvela loan was accounted for as two components. The first is the debt component of the Mvela loan of R1,653 million, which is the present value of the future interest payments determined at a fixed half yearly rate of 10.56 per cent. The debt component is shown under long-term and current portion of long-term loans in the balance sheet. The balance of R2,454 million was accounted for as the equity component of the Mvela loan. The equity component is shown under shareholders' equity in the balance sheet.
Due to the difference between the accounting and taxation treatment of the Mvela loan a deferred taxation asset of R677 million was recognised with the corresponding credit included with the equity component of the Mvela loan. The deferred taxation asset will be charged to earnings as the loan is repaid.
FINANCIAL INSTRUMENTS AND DEBT
Exchange losses on foreign debt and cash amounted to R34 million (US$5 million) compared with a gain of R60 million (US$8 million) last quarter. Included in this loss is an amount of R31 million (US$4 million) due to an unrealised exchange loss on Euro funds held offshore. The Euro's resulted from an offshore share placement conducted late last year, which realised US$217 million net of costs. These funds were redenominated into Euro's. The loss has resulted from the weakening of the Euro against the US dollar from 1.25 to 1.23 over the quarter. In the December quarter the gain on these Euro's amounted to R65 million (US$9 million) as the Euro strengthened against the US dollar from 1.20, being the value at the date of the original conversion from US dollar into Euro's, to the December closing rate of 1.25 to the US dollar. The balance of the loss on foreign debt and cash was a small exchange loss on the repayment of the Australian debt outstanding at the end of December of US$11 million. This loss amounted to R3 million (US$1 million), which was similar to last quarter.
The gain on the financial instruments for the quarter amounted to R44 million (US$7 million) compared with R120 million (US$17 million) earned last quarter. Included in this quarter are gains on the Australian financial instruments of R98 million (US$15 million), offset by losses on the Tarkwa forward purchases of R25 million and a marked to market loss of R29 million (US$4 million) as a result of an interest rate swap executed in relation to the Mvela loan, all explained in more detail below.
As previously reported, the Australian operations established currency financial instruments to protect their underlying cash flows against a possible strengthening of the Australian dollar against the United States dollar. Gains on these financial instruments amounted to R98 million (US$15 million) in the current quarter as detailed below, compared with R143 million (US$20 million) in the previous quarter. The gain in the previous quarter was a result of the Australian dollar strengthening against the US dollar, from 68.14 cents at the end of the September 2003 quarter to 73.41 cents at the end of the December quarter 2003. The closing rate at the end of the March quarter was 75.15 US cents to the Australian dollar.
On 7 January 2004, Gold Fields Australia closed out the Australian dollar/US dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions to the same maturity dates of the original translation. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/AU$. These transactions locked in gross profit amounting to US$116 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. The present value of this gross profit amounted to US$112 million. An amount of US$103 million had already been accounted for in the marked to market valuation up until the end of December 2003. During the quarter the scheduled closure of US$12.5 million of the overall position, thus reducing it to US$275 million, resulted in a profit of US$5 million and this, together with the crystallisation of the profit above, resulted in a net gain of US$14 million (R98 million).
In order that the Group is able to participate in further Australian dollar appreciation a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the remaining period of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million based on a strike price of 0.7670 US$/AU$. The payments were also deferred to match the maturity dates of the original structure. The options are valued on a marked to market basis.
The gain on the above financial instruments was partially offset by an unrealised loss of R25 million (US$4 million) on the rand/US dollar forward cover of US$50 million. These forward purchases are to hedge the Group's commitment in respect of the Tarkwa mill and owner mining projects approved at US$159 million, to the extent that these projects are funded from South African sources. In the December quarter the unrealised loss amounted to R23 million (US$3 million). The weighted average forward rate in respect of the forward cover is R8.43 to the US dollar and maturity is on 3 June 2004. The marked to market

Q3F2004 2
value of this forward purchase at the end of the quarter was a negative R89 million (US$14 million negative).
The balance of negative R29 million (US$4 million) is the marked to market loss as a result of an interest rate swap in respect of the Mvela loan. The interest rate exposure on the Mvela loan was converted from a fixed rate of 10.56 per cent nominal annual compound semi-annually to a floating rate, being the three month Jibar rate, by concluding an interest rate swap over the life of the loan. Full details of this and other financial instruments are given on page 11 of this report.
EXPLORATION AND OTHER
Exploration expenditure increased, from R35 million (US$5 million) in the December quarter to R44 million (US$7 million) in the March quarter, largely as a result of planned increased activity. The increase in other income of R22 million (US$3 million) relates mainly to shares received in offshore exploration companies in exchange for joint venture exploration interests, the market value of which has been included in income.
EXCEPTIONAL ITEMS
Profit before taxation and exceptional items decreased 7 per cent to R345 million (US$51 million) compared with R370 million (US$54 million) posted in the December 2003 quarter. This was mainly due to the net loss on foreign debt and cash as well as reduced gains on financial instruments, described earlier, which more than offset the increase in operating profit. Exceptional items amounted to R21 million (US$3 million) and includes the sale of the remaining shares of 1,003,000 in Harmony Gold Mining Company Limited and the remaining 485,000 shares held in Committee Bay Resources Limited, resulting in a profit of R47 million (US$7 million). This was partly offset by the write off of mineral rights amounting to R25 million (US$4 million). This write off arises from the introduction of the Mineral and Petroleum Resources and Development Act, 2002 (Act No. 28 of 2002), which was declared effective on 1 May 2004.
TAXATION
Taxation at R64 million (US$9 million) compared with R84 million (US$12 million) for the previous quarter. This was mainly due to reduced gains on the financial instruments.
EARNINGS
As a result of the above, net earnings, after accounting for minority interests, were R255 million (US$38 million) or 51 SA cents per share (US$0.07 per share), compared with R277 million (US$42 million) or 57 SA cents per share (US$0.09 per share) in the previous quarter.
Headline earnings i.e. net earnings less the net after tax effect of asset sales and the sale of investments, amounted to R221 million (US$32 million) or 45 SA cents per share (US$0.07) compared with R249 million (US$36 million) or 51 SA cents per share (US$0.07) last quarter. The main reason for this decrease was the exchange loss on foreign debt and cash together with the lower gains on financial instruments.
Earnings, excluding exceptional items as well as the net gains on financial instruments and foreign debt net of cash after taxation, amounted to R238 million (US$34 million) or 48 SA cents per share (US$0.07 per share) as compared with R110 million (US$17 million) or 23 SA cents per share (US$0.03 per share) achieved last quarter. This improvement reflects the 20 per cent increase in operating profit.
CASH FLOW
Operating cash flow for the quarter was R528 million (US$77 million), compared with operating cash flow in the December quarter of R677 million (US$96 million). The decrease is mainly due to an increase in taxation paid of R68 million (US$9 million).
An interim dividend of R197 million (US$29 million) was paid during the quarter. No dividend was paid in the previous quarter.
Capital expenditure was R749 million (US$109 million) as compared with R662 million (US$97 million) in the December 2003 quarter. The increase is mainly due to increased expenditure on growth projects in Ghana and Australia. R153 million (US$28 million) was expended at the South African operations. This is a decrease of R99 million (US$11 million) when compared with the previous quarter due to the deferral/cut back of non-essential capital expenditure without negatively impacting on key capital projects. The Australian operations incurred capital expenditure of R269 million (A$57 million), the majority on development of existing projects and exploration to increase the ore reserve base at those operations. The mill project at St Ives commenced this quarter and accounted for R91 million (A$19 million) of this expenditure. At the Ghanaian operations, capital expenditure amounted to R282 million (US$46 million), the majority at Tarkwa on the mill and owner mining projects, which amounted to R263 million (US$43 million) as compared with R153 million (US$23 million) the previous quarter. Expenditure to date on these projects amounts to R475 million (US$73 million), leaving a balance of US$86 million to completion. Major projects are still forecast to be in line with approved votes except for a possible small over expenditure on the mill project at Tarkwa, which will depend on currency moves over the next few months. During the quarter the proceeds from the sale of Driefontein's 1C11 block amounting to R315 million (US$45 million) was received.
Cash flows from financing activities include the proceeds from the Mvela transaction of R3.8 billion (US$543 million). This receipt is net of the Mvela shares subscribed for of R100 million (US$15 million) and the redeemable preference shares of R200 million (US$29 million) and transaction costs of R32 million (US$ 5 million). Outstanding foreign debt of US$14 million (R100 million) was repaid during the quarter and the offshore operations are now debt free.
Net cash inflow for the quarter including the above was R3,684 million (US$527 million). The cash balance at the end of the March 2004 quarter was R4,701 million (US$721 million) as compared with R1,104 million (US$161 million) at the end of the December 2003 quarter.
Q u a r t e r e n d e d 3 1 M a r c h 2 0 0 4
c o m p a r e d w i t h q u a r t e r e n d e d
3 1 M a r c h 2 0 0 3
Attributable gold production decreased by 4 per cent to 1,033,000 ounces in the March 2004 quarter compared with 1,072,000 ounces in the March 2003 quarter. The decrease in production was due to lower underground and surface yields at the South African operations. This was partly offset by the excellent results achieved at the international operations, where attributable production year on year is up 10 per cent from 308,000 ounces to 338,000 ounces.
Revenue decreased 10 per cent in rand terms (increased 12 per cent in US dollar terms) from R3,352 million (US$397 million) to R3,028 million (US$444 million). This was due to a reduction in the rand gold price achieved from R95,068 per kilogram (US$353 per ounce) in the March 2003 quarter to R88,887 per kilogram (US$407 per ounce) in the March 2004 quarter and the lower production. Group operating costs in rand terms increased by 8 per cent or R179 million (US$89 million). At the South African operations operating costs increased by 6 per cent or R89 million (US$60 million) slightly lower than the wage increases. The increase at the international operations amounted to 15 per cent, from R617 million (US$74 million) to R707 million (US$104 million). This increase results from the increased levels of production in Australia and the increase in waste mined to improve mining flexibility at Tarkwa. Added to this is the effect of translating costs at the Australian operations at a 5 per cent weaker Rand, which weakened from an average of 4.95 to 5.19 Rand to the Australian dollar in comparative periods. This was offset partially by translating costs at Ghana into South African rand at a 19 per cent stronger Rand/US dollar exchange rate than the corresponding quarter in the previous year. The average exchange rate strengthened from R8.38 to the US dollar in the March 2003 quarter to R6.79 in the current quarter.
Operating profit at R656 million (US$96 million) for the March 2004 quarter compares to R1,126 million (US$135 million) for the March 2003 quarter as a result of the above.
Profit before tax amounted to R365 million (US$54 million) compared with R1,214 million (US$141 million) in the March 2003 quarter. The decrease in the profit was due to the lower operating profit described above as well as the following items. The gain on financial instruments reduced from R185 million (US$19 million) to R44 million (US$7 million); net interest and investment income was negative R4 million (US$1 million) in the current quarter compared with a positive R41 million (US$5 million) in the March 2003 quarter; exchange gains and losses reduced from a R55 million (US$6 million) gain to a loss of R34 million (US$5 million) in the current quarter and exceptional items reduced from R177 million (US$19 million) to R21 million (US$3 million) this quarter, due to lower profit on the sale of shares, offset partially by the lower amortisation of R298 million (US$44 million) in line with the lower production.
Earnings decreased from R805 million (US$93 million) in the March 2003 quarter to R255 million (US$38 million) in the March 2004 quarter.
N i n e m o n t h s e n d e d 3 1 M a r c h 2 0 0 4
c o m p a r e d w i t h n i n e m o n t h s e n d e d
3 1 M a r c h 2 0 0 3
Attributable gold production decreased 5 per cent from 3,293,000 ounces to 3,116,000 as a result of lower grades at the South African operations and the sale of St Helena. St Helena accounted for 43,700 of these ounces. Gold output from Kloof and Driefontein decreased by 100,000 ounces each. This was partly offset by the increased production of 9 per cent from the international operations.
Revenue decreased by 18 per cent in rand terms (increased 11 per cent in US dollar terms) from R10,922 million (US$1,149 million) to R8,904 million (US$1,272 million) due to the decrease in production and the decrease in the gold price from R100,302 per kilogram (US$328 per ounce) to R86,630 per kilogram (US$385 per ounce) for the nine months ended 31 March 2004.
Operating costs increased 2 per cent compared with the prior year period at R7,047 million (US$1,007 million). However, due to the lower production, the unit cost increased 11 per cent to R67,528 per kilogram as compared with R60,709 per kilogram in the prior period. The increase at the South African operations of 9 per cent was offset by the lower costs at the International

3 Q3F2004
operations, as a result of translating the Ghanaian operations at a 26 per cent stronger rand, which strengthened from an average of R9.51 to R7.00 to the US dollar over this period. The stronger rand when compared with the Australian dollar had a similar effect when translating the Australian operations, though smaller at 7 per cent, strengthening from an average of 5.36 to 4.97 rand to the Australian dollar.
Operating profit at R1,770 million (US$253 million) compared with R4,023 million (US$423 million) achieved in the nine months to March 2003. Profit before tax amounted to R1,257 million (US$180 million) compared with R3,476 million (US$366 million) for the same period last year due to the lower operating profit described above and the effect of the items listed below. Gains on financial instruments of R200 million (US$29 million) compared with R150 million (US$16 million) for the nine months to March 2003. Finance income of R28 million (US$4 million) compared with R145 million (US$15 million) in the prior period. The exceptional gains were R300 million (US$32 million) compared with the current year to date income of R257 million (US$37 million).
Net earnings reduced from R2,164 million (US$228 million) in the nine months to March 2003 to R953 million (US$136 million) for the current nine months to March 2004.
D e t a i l e d a n d O p e r a t i o n a l R e v i e w
G r o u p o v e r v i e w
Attributable gold production for the March 2004 quarter decreased marginally to 1,033,000 ounces when compared with the December 2003 quarter.
Approximately one third of this production is attributable to the international operations.
Production from the Australian operations decreased 3 per cent to 184,600 ounces this quarter due to lower volumes at St Ives. Operating profit from the Australian operations decreased 28 per cent to R119 million (A$23 million, US$18 million) for the quarter, primarily as a result of the lower production and increased unit costs at St Ives. The Australian dollar strengthened this quarter form an average of 4.80 to 5.19 to the rand in the current quarter. The Ghanaian operations showed a 2 per cent decrease in attributable gold production to 153,200 ounces partly due to accelerated waste mining in order to increase mining flexibility at Tarkwa. Ghana contributed operating profit of R263 million (US$39 million), an 8 per cent increase on the previous quarter's operating profit. The improvement in operating profit is due to the higher gold price achieved.
The international operations contributed, R382 million (US$56 million) of the total operating profit of R656 million (US$96 million) or 58 per cent compared with R408 million (US$60 million) last quarter of the total operating profit of R545 million (US$80 million) or 75 per cent.
At the South African operations, production was virtually unchanged at 695,200 ounces. The decrease of approximately 5 per cent in gold production at both Beatrix and Kloof related to the Christmas break, which was offset by a 6 per cent increase in output at Driefontein due to the diminished effect of the fires in the high grade areas this quarter and gold from plant clean up. Operating profit at the South African operations increased from R137 million (US$21 million) to R274 million (US$40 million) mainly as a consequence of the higher gold price and significantly reduced costs.
Group ore milled increased from 11.64 million tons to 11.82 million tons due to an increase in surface tons mainly at Tarkwa and Driefontein. The overall yield of 2.9 grams per ton was in line with the December quarter. Total cash costs in rand terms increased to R67,528 per kilogram from R66,991 per kilogram achieved last quarter mainly as a result of the lower production and increased costs at St Ives. In US dollar terms, total cash costs were virtually unchanged at US$309 per ounce compared with US$308 per ounce. Operating cost per ton at R199 improved from R202 last quarter, the increase in tons milled being offset by reduced operating costs.
S o u t h A f r i c a n O p e r a t i o n s
DRIEFONTEIN
March
2004
December
2003
Gold produced - 000'ozs 289.6 272.3
Total cash costs - R/kg 67,607 73,126
- US$/oz 310 336
Production at Driefontein increased 6 per cent to 289,600 ounces as a result of an increased underground yield compared with the previous quarter and clean- up from the old no. 1 and no. 2 mill processing plants. This is now almost complete. Underground tonnage decreased mainly due to the Christmas break and the closure of 5W shaft. In addition, gold production at the West shafts was optimised by stopping all the low-grade mining, which was not making a contribution. This resulted in lower underground tonnage at an increased grade of 8.6 grams per ton compared to 7.5 grams per ton last quarter. Underground tonnage decreased by 12 per cent to 838,000 tons from 950,000 tons, while overall tonnage increased by 6 per cent from 1,558,000 tons in the December quarter to 1,655,000 tons achieved in the current quarter. Although additional surface material was treated during the Christmas break, the combined yield remained the same as the previous quarter at 5.4 grams per ton, as a result of the increase in underground yield.
Operating costs decreased from R648 million to R638 million for the quarter as last quarter included additional opening up costs due to the fires.
Total cash costs decreased by 8 per cent in rand terms to R67,607 per kilogram from R73,126 per kilogram last quarter as a result of the increased production. In US dollar terms the total cash cost decreased by 8 per cent from US$336 per ounce to US$310 per ounce quarter on quarter. Operating profit more than doubled, from R68 million (US$11 million) in the December quarter to R158 million (US$23 million) in the current quarter.
Capital expenditure decreased to R29 million (US$6 million) for the quarter partially due to timing but also because of a deliberate decision to defer projects where possible that would not affect production, given the current margin squeeze. This compared with R82 million (US$13 million) in the previous quarter.
Production volumes for the June quarter will be affected by the Easter break, an additional public holiday declared in order to vote in the recent elections and lower gold volumes from surface gold clean-up at no.1 and no. 2 plants in line with the operational plan. Improved volumes from underground should offset this. The expected gold output, should, however remain fairly constant when compared with the March quarter's gold production.
KLOOF
March
2004
December
2003
Gold produced - 000'ozs 250.9 265.1
Total cash costs - R/kg 75,920 75,849
- US$/oz 348 349
Gold production at Kloof decreased 5 per cent to 250,900 ounces in the March quarter. This was due to the reef tons milled from underground being affected negatively by the extended Christmas break and the slower than expected production build-up after this break. Underground tonnage decreased to 744,000 tons this quarter from 921,000 tons last quarter, while surface tons increased 33 per cent from 363,000 tons to 483,000 tons, largely in response to the lower underground tons milled.
The initiative during the last two quarters of mothballing the marginal 9 shaft, accessing VCR pillars and relocating crews from low grade areas to higher grade panels has resulted in the underground yield increasing from 8.6 grams per ton last quarter to 10.0 grams per ton this quarter. The combined yield remained at 6.4 grams per ton due to increased treatment from surface sources during the Christmas break.
Operating costs for the quarter at R617 million (US$91 million) were 5 per cent lower than the previous quarter's costs of R652 million (US$96 million) in line with the lower production and the results of good cost control initiatives. Total cash costs at R75,920 per kilogram were almost unchanged from the previous quarter of R75,849 per kilogram. In US dollar terms, total cash costs decreased slightly from US$349 per ounce to US$348 per ounce quarter on quarter. Operating profit increased 50 per cent to R75 million (US$11 million) compared with R50 million (US$7 million) the previous quarter. Capital expenditure decreased from R87 million (US$14 million) to R57 million (US$10 million) this quarter. This level of expenditure is expected to be maintained in the June quarter.
The emphasis remains on repositioning the mines to higher grade areas in order to combat the strength of the rand's impact on margins. Pillar mining opportunities and old gold initiatives are receiving attention, while the focus on increased volumes from underground remains. Gold production for the June quarter should show an improvement despite the number of public holidays in the June quarter.
BEATRIX
March
2004
December
2003
Gold produced - 000'ozs 154.7 160.8
Total cash costs - R/kg 78,143 77,005
- US$/oz 358 354
Gold production at Beatrix decreased 4 per cent to 154,700 ounces from the 160,800 ounces achieved in the previous quarter. This decrease was mainly due to lower underground yields. Underground ore milled remained constant at 1,003,000 tons this quarter compared with 1,000,000 tons last quarter, while surface tons increased 15 per cent from 390,000 tons to 450,000 tons. Toll processing at Joel accounted for 304,000 of these tons, an increase of 96,000 tons when compared with the December quarter. Lower underground and

Q3F2004 4
surface yields, together with increased surface tonnage resulted in a decrease in the combined yield from 3.6 grams per ton to 3.3 grams per ton in the March quarter.
Detailed and focused action plans have restored mining mixes at the various shafts as reported in the previous quarter. The holing of a number of raise lines, resolution of logistical and ventilation bottlenecks continue to be addressed in order to improve tonnage throughput. At 2 shaft, grades have recovered to planned levels although volumes are still slightly below plan. At 3 shaft exploration drilling from surface and underground has confirmed the extension of the current facies to the north. Beatrix 4 shaft incurred operating losses of R18 million (US$3 million) during the quarter. Discussions with the unions to reduce labour and mine additional shifts, including holidays and Sundays at 4 shaft, have been successfully completed. This should allow greater flexibility with an increase in volumes and a decrease in costs in the next quarter.
Total cash costs increased 1 percent in rand terms to R78,143 per kilogram and increased to US$358 per ounce from US$354 per ounce last quarter. Operating profit increased from R18 million (US$3 million) to R40 million (US$6 million) quarter on quarter mainly due to the higher gold price received. Capital expenditure decreased from R83 million (US$13 million) last quarter to R67 million (US$12 million) this quarter.
Production in the June 2004 quarter should improve marginally compared with the March 2004 quarter.
I n t e r n a t i o n a l O p e r a t i o n s
G h a n a
TARKWA
March
2004
December
2003
Gold produced - 000'ozs 137.4 141.8
Total cash costs - US$/oz 237 227
Gold produced for the quarter decreased to 137,400 ounces compared with 141,800 ounces in the December quarter. The decrease in gold production is primarily as a result of a build up of gold in process on the heaps of 4,500 ounces this quarter compared with a release of 10,400 ounces in the previous quarter. The gold in process move reflects the move to stacking on higher lifts on the leach pads this quarter, and the associated slower gold recovery rates from higher lifts. With the lag time from gold stacking on the heaps to gold production being at least three months, this gold in process reversal also reflects lower volumes of recoverable gold stacked in the December quarter. While ore tonnage treated only increased by some 6 per cent, total volumes mined increased by some 23 per cent, reflecting an increase in waste movement. The stripping ratio increased to 2.7 compared with 2.2 in the December quarter. The increase in stripping ratio reflects a previously reported drive to increase mining flexibility, particularly ahead of the conversion to owner mining in the new fiscal year.
Operating costs increased from US$30 million to US$34 million in line with the increase in volumes mined. Unit costs increased from US$7.76 per ton treated to US$8.06 per ton, reflecting the increase in stripping ratio. The increase in operating expenditure, coupled with the slightly lower gold production, led to a 4 per cent increase in total cash costs to US$237 per ounce. Tarkwa contributed US$23 million to operating profit, which is in line with the previous quarter.
The increase in capital expenditure this quarter from US$28 million to US$45 million reflects expenditure on the mining fleet, which amounted to US$16 million for the quarter compared with US$3 million last quarter and further expenditure on the mill construction project of US$27 million as compared with US$20 million last quarter. The mill construction project remains on track for commissioning in the quarter ended December 2004. The balance of capital expenditure on this project amounts to US$31 million. The conversion to owner mining should be finalised by the end of the September 2004 quarter. The balance of capital expenditure on this project amounts to US$55 million, with the majority of this expenditure due in the June 2004 quarter.
Gold production is expected to be similar to the levels achieved in the last two quarters, subject to gold in process movements, which remains difficult to predict. Operating costs in the June quarter will be similar to the current levels as the mine continues to focus on maintaining the current strip ratios.
DAMANG
March
2004
December
2003
Gold produced - 000'ozs 78.1 77.5
Total cash costs - US$/oz 219 236
Gold produced for the quarter increased to 78,100 ounces compared with 77,500 ounces in the December quarter. A slight reduction in ore tonnages treated, due to a planned mill shutdown, was offset by an increase in yield from 1.8 gram per ton to 1.9 gram per ton, due to the availability of larger volumes of high grades ore from the Damang pit. The tons mined increased by 8 per cent to 4 million tons with the stripping ratio reducing from 1.88 to 1.82. The increase in volume of ores from the Damang pit, as well as the Kwesie and Lima pits, reduced the amount of stockpile tonnages treated this quarter in comparison with the previous quarter.
Operating costs increased marginally to US$17 million in line with the increase in volumes mined. Total cash costs however reduced from US$236 to US$219 quarter on quarter, largely reflecting limited gold in process charges in this quarter against some US$15/oz in the December quarter, in line with the reduction in stockpile consumption in the current quarter referred to earlier. Unit costs per ton treated remained virtually unchanged. The net result was an increase in operating profit to US$15 million from US$13 million in the previous quarter.
Gold production is expected to be slightly lower in the June quarter reflecting a reduction in the availability of higher grade ores in the Damang pit. Total cash costs will increase to levels seen in the December quarter reflecting the lower grades and further consumption of stockpiles and the associated gold in process charges.
A u s t r a l i a
ST IVES
March
2003
December
2003
Gold produced - 000'ozs 131.8 140.1
Total cash costs - A$/oz 442 395
- US$/oz 338 280
Gold production at St Ives was 131,800 ounces, a decrease of 6 per cent when compared with the December quarter's production of 140,100 ounces. This decrease was due to a decline in volumes treated largely due to a maintenance shutdown of the mill and a reduction in the volume of toll treatment, with the termination of tolling at the South Hannan's mill, interruptions due to heavy rain and a slight decline in head grades.
Ore production from underground increased by some 30 per cent with ongoing build up from the Argo and Leviathan mines. This increase in the availability of high grade ores was offset by grade recovery problems in the Mars pit during the quarter, leading to lower grades from this key source of ore. As a result gold production was not maintained as had been expected.
Operating costs at A$56 million (R287 million, US$42 million) were similar to the previous quarter. Total cash costs were A$442 per ounce (US$338 per ounce) for the March quarter compared with A$395 per ounce (US$280 per ounce) in the December quarter. The increase in cash costs reflects the lower volume of gold produced, the cost of the mill shutdown, a A$5 million gold in process charge associated with consumption of stockpiles and the impact of continued build-up at the underground mines. St Ives contributed A$11 million (R58 million, US$9 million) to operating profit compared with A$21 million (R104 million, US$15 million) in the previous quarter. The gold price achieved of A$538 per ounce was 2 per cent below the December quarter.
Capital expenditure increased to A$50 million (R239 million, US$38 million) in the March quarter from A$21 million (R107 million, US$16 million) in the December quarter mainly due to expenditure on the mill optimisation project, which commenced this quarter and amounted to A$19 million (R91 million, US$ 14 million). In the June quarter it is anticipated that an amount of A$56 million (R274 million, US$42 million) will be spent.
Gold production and total cash costs should return to levels seen in the December quarter.
AGNEW
March
2004
December
2003
Gold produced - 000'ozs 52.8 50.1
Total cash costs - A$/oz 304 296
- US$/oz 233 210
Gold production at Agnew increased 5 per cent to 52,800 ounces for the quarter. This reflected an increase in the volume of high grade ores treated from underground, primarily from the Kim mine, which displaced lower grade stockpiled ores.
The mine reported a marginal increase in total cash costs in Australian dollars from A$296 per ounce (US$210 per ounce) last quarter, to this quarter's A$304 per ounce (US$233 per ounce) as a result of increased underground mining

5 Q3F2004
volumes. The contribution to operating profit from Agnew was A$12 million (R61 million, US$9 million) compared with A$13 million (R61 million, US$9 million) last quarter. Capital expenditure was the same as last quarter at A$7 million (R30 million, US$5 million) as exploration and development of the underground operations at Waroonga continued.
Agnew performed above expectations once again and it is unlikely that this level of production and profitability can be maintained. As a result of the anticipated closure during the June quarter of the Crusader/Deliverer underground operation, production in the next quarter is expected to be some 10 to 20 per cent lower than the last two quarters, with a concomitant effect on margins.
C a p i t a l a n d d e v e l o p m e n t
p r o j e c t s
ST IVES EXPANSION PROJECT
During the quarter construction of the new 4.5 million ton per annum mill CIP process plant at St Ives made good progress, following site mobilisation at the end of the December quarter. In the March quarter, site levelling, construction of the ROM pad and casting of the SAG mill and crusher foundations were well advanced, while the SAG mill and ancillary equipment was delivered to site.
By quarter end some 75 per cent of engineering works had been completed while commitments in respect of 50 per cent of the total capital expenditure had been made. The project remains on track for commissioning in the December 2004 quarter at a total cost of A$125 million.
TARKWA EXPANSION PROJECT
CIL Process Plant
The new 4.2 million ton per annum mill project advanced satisfactorily during the quarter and remains on track for commissioning in the quarter ended December 2004. All major site civil and concrete work has been completed with delivery and erection of steel work in full swing, while construction of the tailings dam continued. The fabrication of the mill, which has been on the critical path, was completed on schedule and the mill is currently being shipped to Ghana.
Noting that contingency in the budget has been largely exhausted, the project remains within the US$85 million budgeted, save for possible currency exposure on the A$ and ZAR, representing a possible US$5 million overrun, which will depend on currency moves over the next few months.
Conversion to owner mining
The first deliveries of the new mining fleet were made to Tarkwa during the quarter. By quarter end nine of the eventual twenty four 785C haul trucks had been delivered. Various graders and dozers have been delivered, commissioned and are already in service. During the coming quarter the remainder of the haul trucks and six of the ultimate eight excavators will be delivered.
Screening and recruitment of operators and technical staff, sourced primarily from the current contract workforce, has commenced, while finalisation of the majority of the consumable supply contracts is underway.
It is anticipated that the build up of the operations with the new fleet will occur in the first quarter of F2005 and that by the end of that period the overlap with the contract mining operator will cease.
ARCTIC PLATINUM PROJECT
Activity at APP continued to focus on the two large tonnage open pittable deposits at Suhanko, namely Kontijarvi and Ahmavaara. During the March 2004 quarter exploration focused on detailed in-fill drilling at the two deposits, with particular emphasis on grade control drilling in the areas targeted for the bulk samples.
Towards the end of the quarter blast hole drilling and sampling at Kontijarvi and overburden stripping in the trial mine area at Ahmavaara were completed. A bulk sample of 5,300 tons will be mined from the two deposits during the fourth quarter and processing at the pilot plant will commence. The pilot plant is intended to verify process parameters at this scale and to produce concentrate for downstream processing testwork. The trial mine, pilot scale concentrator campaign and the subsequent downstream treatment testwork is the critical path to completion of the feasibility study on this project. It is planned to reach an investment decision by the end of this calendar year.
DAMANG EXPANSION PROJECT
During the March quarter, a dedicated project team was mobilised to evaluate the various options for the Damang operation arising from the exploration programmes undertaken through to the end of the December 2003 quarter. These exploration programmes, which are largely completed, have assessed both conglomerate as well as hydrothermal styles of mineralisation on the Damang lease.
The project team is now evaluating options that include exploiting new sources of high grade hydrothermal mineralisation at Rex and Amoanda as well as a further cut back on the Damang pit, along with incremental sources of soft low grade feed ores from Tomento and the Lima area. These options are focussed on near term production, while longer term options of developing an underground mine below the Damang pit and at the Abosso Deeps area between Tarkwa and Damang, are also being examined.
The Project team is expected to complete its work by the end of the June 2004 quarter.
E x p l o r a t i o n a n d C o r p o r a t e
D e v e l o p m e n t
CERRO CORONA IN PERU
During the last quarter, we announced the conclusion of a transaction to acquire the Cerro Corona gold and copper development project located in northern Peru.
During this quarter the Company successfully completed the first condition to closing of the acquisition, that is the completion of due diligence. The transaction remains subject to completion of the acquisition of all surface rights required to develop the project and successful permitting. During the quarter good progress was made with the former aspect while a full time project team has been established in Peru to advance all elements of the project development, including the required permitting, which is expected to be completed in the first half of the 2005 calendar year.
FURTHER CHINA VENTURES
Gold Fields further emphasised the importance of the China region by establishing a regional representative office in Beijing during the quarter. Dr. Guocheng Pan, who has consulted extensively for Gold Fields over the past five years, is managing this office. This office will be responsible for overseeing the exploration joint ventures with Sino Mining in the Shandong province and with Fujian Zijin Mining Industry ("Zijin") in the Fujian province. The Sino Gold Fields Joint Venture ("SGF") is an exploration alliance and project joint venture agreement with Shandong provincial Bureau of Geo-Mineral Exploration and Development. The co-operative joint venture is held 70 per cent by SGF of which Gold Fields has a 50 per cent share. The joint venture with Zijin, of which Gold Fields share 60 per cent, is to explore and develop gold properties in China's Fujian province. We are currently active in several other regions of China and it is hoped that Dr. Pan's extensive contacts in the country will produce results during the coming months.
OTHER PROJECTS
Gold Fields has been very active during the quarter on its extensive inventory of exploration projects.
Drilling was completed on the Tanaso, Mampehia and Bomaa prospects within our 100 per cent owned Bibiani project in Ghana. Over the last two years Gold Fields has discovered extensive surface indications on this project that is immediately adjacent to Newmont's Ahafo project. Based upon results seen to date, it is hoped an initial resource statement at Mampehia will be presented during the first quarter of F2005. Elsewhere in Africa, a third phase of drilling was approved and is nearing completion at the Essakane project in Burkina Faso. This joint venture project would allow Gold Fields to earn up to a 60 per cent interest from Orezone Resources.
In South America, drill programmes were completed at the Cañicapa prospect in Ecuador as part of the Condor joint venture with IAMGold. Drilling was also completed at the Incapacha prospect that is a part of the Puquio joint venture with Buenaventura.
In North America, mobilisation of a new winter camp and supplies has been completed at the Committee Bay joint venture in Nunavut. A major drill programme will be completed over the next two quarters on this attractive gold prospect.
C o r p o r a t e m a t t e r s
BLACK ECONOMIC EMPOWERMENT TRANSACTION
On 8 March 2004, shareholders of both Gold Fields Limited ("Gold Fields") and Mvelaphanda Resources Limited ("Mvela Resources") voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), a wholly-owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004. Following completion of the private placement Mvela Gold advanced a loan of R4,139 million ("the GFI-SA Loan") to GFI Mining South Africa (Proprietary) Limited ("GFI-SA"), a wholly owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1,100 million (which includes R200 million from Gold Fields) and the balance of approximately R1,690 million raised by the Mvela Resources private placement, (which

Q3F2004 6
includes R100 million of equity subscribed for by Gold Fields at the book-build price). At the end of five years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.
The proceeds of the GFI-SA Loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets. The net proceeds will be applied to growth projects within South Africa and internationally. This will include the growth projects in Ghana and Australia of R1.6 billion (US$240 million), the Arctic Platinum project which requires capital expenditure of approximately US$260 million (R1.8 billion) where a decision is due by the end of the calendar year, as well as the Cerro Corona project which requires US$125 million (R0.9 billion) for its development. The drop down projects in South Africa, which access reserves below current infrastructure, could also be part funded from these proceeds.
Gold Fields believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.
In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold appointed two nominees out of a maximum of seven to the GFI-SA board, and has appointed two members to each of GFI-SA's Operations Committee and Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.
NORILSK BUYS ANGLO AMERICAN'S 20 PER CENT STAKE IN GOLD FIELDS
On 29 March 2004 Anglo American plc released details of the sale of its 20 per cent stake in Gold Fields to MMC Norilsk. The purchase was effected through Norilsk's wholly owned subsidiary Norimet Limited ("Norilsk").
Headquartered and listed in Moscow, as well as via ADR programmes in New York, London and Berlin, Norilsk is a producer of base and precious metals, with its main products being Nickel and Palladium.
After preliminary discussions with Norilsk it has been agreed to explore the potential for co-operation with regards to our respective gold assets.
SALE OF DRIEFONTEIN'S 1C11 BLOCK
As previously reported in the September quarter, Gold Fields concluded a transaction whereby Driefontein sold a block of ground, referred to as block 1C11, to AngloGold for a consideration of R315 million. Notwithstanding the fact that Competition Commission approval for the sale had not been received, this being the only remaining condition precedent, this transaction was included in the September 2003 quarterly results. Competition Commission approval was subsequently obtained on 21 January 2004 and the transaction completed on 20 February 2004 when payment was received.
During a review of our six monthly results the auditors highlighted the fact that all conditions precedent relating to a transaction should be fulfilled before a transaction can be accounted for, even despite the fact that the Competition Commission approval for a transaction of this nature was considered to be highly likely.
Described in the paragraph below is the impact on net earnings and net earnings per share for the September 2003 quarter, the December 2003 half year and the March 2004 quarter had the transaction been accounted for in the March 2004 quarter as opposed to the September 2003 quarter. The timing of the recording of the transaction had no impact on headline earnings per share in any quarterly period nor on the year-to-date results to March 2004.
Net earnings and net earnings per share, as reported in the September 2003 quarter, amounted to R421.2 million and 89 cents respectively as compared with R181.0 million and 38 cents respectively had the sale been excluded. For the six months ended 31 December 2003 the net earnings and earnings per share were reported at R698.6 million and 146 cents respectively as compared with R458.4 million and 95 cents respectively had the sale been excluded. For the March quarter, net earnings of R254.5 million would have increased to R494.7 million and earnings per share would have increased from 51 cents per share to 102 cents per share. If the sale was included in the March 2004 quarter instead of the September 2003 quarter, net earnings and net earnings per share would have been unchanged for the nine months year-to-date as at the end of March 2004.
SCHOOL FUNDED BY GOLD FIELDS OPENED BY NELSON MANDELA
Gold Fields has an extensive programme of community interaction and development in communities where employees and their families live.
Mnyakanya, a school in Kwa-Zulu Natal, which was suffering from an acute lack of facilities and amenities for both scholars and teachers, has been given a R6 million extension by Gold Fields.
This project is an example of how Gold Fields is working with these communities to build the future. Education is perhaps the greatest need of young people in
South Africa today and we, in Gold fields, are playing our part in ensuring that as many as possible receive that opportunity in conditions that are conducive to learning.
During the past two years Gold Fields has invested more than R100 million into education, community development, healthcare, employment and physical infrastructure projects in such communities.
LEGAL
There have been no further developments to our earlier report in respect of the law suit filed by Zalumzi Singleton Mtwesi ("Mtwesi") against Gold Fields Limited in the Supreme Court of the State of New York County of New York on 6 May 2003. In summary, Mtwesi and the plaintiffs' class demand an order certifying the plaintiffs' class and compensatory damages from Gold Fields Limited. The suit has not been served on Gold Fields Limited. If and when service of the suit takes place, it will be vigorously contested. Gold Fields Limited will keep shareholders apprised of any future developments in this matter.
O u t l o o k
Gold production is expected to be slightly higher in the June 2004 quarter due to increased production at both the South African and International operations.
T r a d i n g S t a t e m e n t ( f o r t h e y e a r
e n d i n g 3 0 J u n e 2 0 0 4 v e r s u s t h e
y e a r e n d e d 3 0 J u n e 2 0 0 3 )
Shareholders are advised that the expected net earnings for the financial year ending 30 June 2004 will be substantially lower than the previous financial year mainly due to:
• a reduction in the gold price in rand terms from R97,060 per kilogram in the prior year to R86,642 per kilogram in the current year based on the price level prevailing at time of issuing this report;
• an increase in operating costs mainly due to above inflation wage increase in South Africa and the effect of administered price increases;
• a reduction in gains on financial instruments and foreign debt and cash as well as exceptional items, due to significant gains made in the previous year;
allied with a small reduction in gold produced. The word "substantially" is defined by the JSE Securities Exchange South Africa Listings Requirements as meaning a difference equal to or greater than 30 per cent, "materially" means a difference between 10 per cent and 30 percent and "significantly" means a difference less than 10 per cent. The financial information on which this trading statement is based has not been reviewed or reported on by the company's auditors and shareholders are therefore advised to exercise caution in trading in their Gold Fields shares until the release of the results for the financial year, which is expected during July 2004.
B a s i s o f a c c o u n t i n g
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis except for the sale of Driefontein 1C11 block detailed above. Year to date figures are however in accordance with IFRS. The detailed financial, operational and development results for the March 2004 quarter and nine months are submitted in this report.
These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied at the previous year-end.

7 Q3F2004
I n c o m e S t a t e m e n t
International Financial Reporting Standards Basis
S A R A N D
Quarter
Nine months to
(Figures are in millions unless otherwise stated)
March
2004
December
2003
March
2003
March
2004
March
2003
Revenue
3,028.3 2,922.9           3,351.8 8,903.6           10,922.1
Operating costs
2,350.8 2,354.7           2,171.6 7,047.3             6,918.5
Gold inventory change 22.0 23.6                54.1 86.4 (19.7)
Operating profit
655.5               544.6           1,126.1 1,769.9             4,023.3
Amortisation and depreciation 297.8 307.5             341.3 904.1 1,034.5
Net operating profit
357.7 237.1             784.8 865.8 2,988.8
Finance (cost)/income (38.5) 44.9               97.1 28.3                145.0
- Net interest and investment (cost)/income (4.4) (15.2)              41.9 1.2                129.8
- Exchange (losses)/gains on foreign debt and cash (34.1) 60.1               55.2 27.1                  15.2
Gain on financial instruments 44.2 119.5            185.2 200.1                149.5
Other income 25.5 3.5                1.3 41.4                     4.3
Exploration (44.4) (35.4)            (31.1) (134.8)              (111.4)
Profit before taxation and exceptional items
344.5 369.6         1,037.3 1,000.8              3 ,176.2
Exceptional gain
20.6 31.4             177.1 256.5                  300.1
Profit before taxation
365.1 401.0          1,214.4 1,257.3               3,476.3
Mining and income taxation 63.8 83.6             377.6 184.7 1,212.4
- Normal taxation 70.5 40.0             193.7 158.3                  737.0
- Deferred taxation (6.7) 43.6             183.9 26.4                  475.4
Profit after taxation
301.3 317.4            836.8 1,072.6 2,263.9
Minority interest 46.8 40.0              32.2 119.5 100.3
Net earnings
254.5 277.4            804.6 953.1 2,163.6
Exceptional items:
Profit on sale of investments 47.2 32.3           177.9 95.6                  177.9
Write off of mineral rights (24.7) -                  - (24.7)                         -
Sale of mineral rights - -                  - 187.2                          -
Retirement of healthcare obligations (5.0) -                  - (5.0)                         -
Disposal of St Helena - -                  -
- 121.7
Other 3.1 (0.9)             (0.8) 3.4                        0.5
Total exceptional items
20.6                 31.4            177.1 256.5                    300.1
Taxation (3.4) (6.9)           (16.8) 42.0                    (36.0)
Net exceptional items after tax
17.2                 24.5            160.3 298.5                    264.1
Net earnings per share (cents) 51 57              171 197                       459
Headline earnings 220.8 249.0           643.8 634.2 1,899.0
Headline earnings per share (cents) 45 51              136 131                       403
Diluted earnings per share (cents) 51 56              169 196                        455
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
237.8                110.4           475.9 484.6 1,785.0
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
48                    23              101 100                        378
Gold sold - managed kg 34,069 34,451           35,257 102,777                  108,892
Gold price received R/kg 88,887 84,842           95,068 86,630                  100,302
Total cash costs R/kg 67,528 66,991           60,709 67,360                    61,263

Q3F2004 8
I n c o m e S t a t e m e n t
International Financial Reporting Standards Basis
U S D O L L A R S
Quarter
Nine months to
(Figures are in millions unless otherwise stated)
March
2004
December
2003
March
2003
March
2004
March
2003
Revenue
444.4 430.7 396.7 1,271.9 1,148.5
Operating costs
345.3 346.7 256.1 1,006.8 727.5
Gold inventory change 3.2 3.6 5.2 12.3 (2.1)
Operating profit
95.9                 80.4 135.4 252.8 423.1
Amortisation and depreciation 43.8 45.2 40.0 129.2 108.8
Net operating profit
52.1 35.2 95.4 123.6 314.3
Finance (cost)/income (5.3) 6.4 10.4 4.1 15.2
- Net interest and investment (cost)/income (0.6) (2.0) 4.9 0.2 13.6
- Exchange (losses)/gains on foreign debt and cash (4.7) 8.4 5.5 3.9 1.6
Gain on financial instruments 6.6 17.1 19.2 28.6 15.7
Other income 3.7 0.5 0.2 5.9 0.5
Exploration (6.6) (5.3) (3.7) (19.3) (11.7)
Profit before taxation and exceptional items
50.5 53.9 121.5 142.9 334.0
Exceptional gain
3.4 5.7 19.4 36.6 31.6
Profit before taxation
53.9 59.6 140.9 179.5 365.6
Mining and income taxation 9.3 12.1 44.6 26.4 127.5
- Normal taxation 10.2 6.0 23.5 22.6 77.5
- Deferred taxation (0.9) 6.1 21.1 3.8 50.0
Profit after taxation
44.6 47.5 96.3 153.1 238.1
Minority interest 6.9 5.8 3.7 17.1 10.5
Net earnings
37.7 41.7 92.6 136.0 227.6
Exceptional items:
Profit on sale of investments 6.9 4.6 18.7 13.7 18.7
Write off of mineral rights (2.0) - - (2.0) -
Sale of mineral rights - - - 25.2 -
Retirement of healthcare obligations (0.7) - - (0.7) -
Disposal of St Helena - - 0.7 - 12.8
Other (0.7) 1.1 - 0.4 0.1
Total exceptional items
3.4                    5.7 19.4 36.6 31.6
Taxation (0.4) (0.6) (1.9) 6.0 (3.8)
Net exceptional items after tax
3.0                    5.1 17.5 42.6 27.8
Net earnings per share (cents) 7 9 20 28 48
Headline earnings 32.4 36.1 74.8 90.6 199.7
Headline earnings per share (cents) 7 7 16 19 42
Diluted earnings per share (cents) 7 8 19 28 48
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
34.4                 16.5 57.7 69.2 187.7
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
7                      3 12 14 40
Exchange rate - SA Rand/US Dollar 6.79 6.76 8.38 7.00 9.51
Gold sold - managed ozs (000) 1,095 1,108 1,134 3,304 3,501
Gold price received $/oz 407 390 353 385 328
Total cash costs $/oz 309 308 225 299 200

9 Q3F2004
B a l a n c e S h e e t s
International Financial Reporting Standards Basis
S A R A N D
U S D O L L A R S
(Figures are in millions)
March
2004
June
2003
March
2004
June
2003
Mining and mineral assets 15,891.4 15,371.3 2,437.3 1,973.2
Non-current assets 295.1 275.0 45.3 35.3
Investments 970.0 512.1 148.8 65.7
Current assets 7,061.9 3,059.5 1,083.1 392.7
- Other current assets 2,361.0 2,018.7 362.1 259.1
- Net cash and deposits 4,700.9 1,040.8 721.0 133.6
Total assets
24,218.4 19,217.9 3,714.5 2,466.9
Shareholders' equity 15,850.7 11,295.5 2,431.1 1,450.0
Minority interest 578.7 668.2 88.8 85.8
Deferred taxation 3,559.5 4,279.6 545.9 549.4
Long-term loans 1,496.6 164.2 229.5 21.1
Environmental rehabilitation provisions 721.8 715.3 110.7 91.8
Post-retirement health care provisions 54.7 90.7 8.4 11.6
Current liabilities 1,956.4 2,004.4 300.1 257.2
- Other current liabilities 1,818.6 1,844.7 279.0 236.7
- Current portion of long-term loans 137.8 159.7 21.1 20.5
Total equity and liabilities
24,218.4 19,217.9 3,714.5 2,466.9
S.A. Rand/U.S. Dollar conversion rate 6.52 7.79
C o n d e n s e d S t a t e m e n t s o f C h a n g e s
i n E q u i t y
International Financial Reporting Standards Basis
S A R A N D
U S D O L L A R S
(Figures are in millions)
March
2004
March
2003
March
2004
March
2003
Balance as at the beginning of the financial year 11,295.5 11,095.8 1,450.0 1,071.0
Currency translation adjustment and other (466.4) (758.6) 231.4 203.6
Issue of share capital 9.5 0.8 1.4 0.1
Increase in share premium 1,562.9 17.2 223.3 1.8
Equity component of Mvela loan 3,130.2 - 447.2 -
Marked to market valuation of listed investments 35.0 (113.8) 5.0 (12.0)
Dividends (669.1) (1,746.4) (63.2) (184.3)
Net earnings 953.1 2,163.6 136.0 227.6
Balance as at the end of March
15,850.7 10,658.6 2,431.1 1,307.8
R e c o n c i l i a t i o n o f H e a d l i n e E a r n i n g s
w i t h N e t E a r n i n g s
S A R A N D
U S D O L L A R S
(Figures are in millions unless otherwise stated)
March
2004
December
2003
March
2003
March
2004
December
2003
March
2003
Net earnings
254.5 277.4              804.6                 37.7                 41.7                 92.6
Profit on sale of investments (47.2) (32.3)           (177.9) (9.1) (4.6)              (18.7)
Taxation effect of profit on sale of investments 13.5 6.9                16.8                   3.8                  0.6                    1.9
Profit on sundry asset sales - (3.0)                  0.3 -                 (1.6)                 (1.0)
Headline earnings
220.8 249.0               643.8                32.4                  36.1                74.8
Headline earnings per share - cents 45 51                  136 7 7                   16
Based on headline earnings as given above divided by 491,254,653 (December 2003 - 484,511,921 and March 2003 - 472,000,578) being the weighted average number of ordinary shares in issue

Q3F2004 10
C a s h F l o w S t a t e m e n t s
International Financial Reporting Standards Basis
S A R A N D
Quarter Nine months to
(Figures are in millions)
March
2004
December
2003
March
2003
March
2004
March
2003
Cash flow from operating activities
527.7 676.7            1,213.6 1,236.0           3,549.7
Profit before tax and exceptional items
344.6 369.6            1,037.3 1,000.8           3,176.2
Exceptional items 20.6 31.4               177.1 256.5              300.1
Amortisation and depreciation 297.8 307.5               341.3 904.1          1,034.5
Change in working capital 94.3 85.5              251.9 (31.4)             232.5
Taxation paid (119.2) (50.7)            (135.1) (473.2)           (663.2)
Other non-cash items (110.4) (66.6)            (458.9) (420.8)           (530.4)
Dividends paid
(196.7) -            (707.9) (669.1)        (1,775.5)
Ordinary shareholders
(196.7) -            (707.9) (669.1)        (1,746.4)
Minority shareholders in subsidiaries
- -                     - -             (29.1)
Cash utilised in investing activities
(654.5) (647.3)            (323.3) (2,067.8)         (1,384.1)
Capital expenditure - additions
(748.8) (662.0)            (505.3) (1,963.5)         (1,592.5)
Capital expenditure - proceeds on disposal 326.6 29.5                     - 412.6                     -
Purchase of investments (342.8) (57.3)                (4.0) (680.4)             (78.0)
Sale of investments 130.1 54.2              203.1 201.9             203.1
Proceeds on the disposal of investments/subsidiary - -                     - -             120.0
Environmental and post-retirement health care payments (19.6) (11.7)              (17.1) (38.4)             (36.7)
Cash flow from financing activities
4,007.8 1,407.3            (209.9) 5,353.2            (414.9)
Debt portion of Mvela loan
2,453.6 -                     - 2,453.6                     -
Equity portion of Mvela loan
1,653.4 -                     - 1,653.4                     -
Loans repaid
(100.1) (103.2)            (195.9) (293.9)            (396.4)
Minority shareholder's loan received/(repaid)
- 15.7              (16.2) 28.1              (51.7)
Shares issued
0.9 1,494.8                  2.2 1,512.0                33.2
Net cash inflow/(outflow)
3,684.3 1,436.7              (27.5) 3,852.3              (24.8)
Translation adjustment
(87.4) (53.4)              (77.0) (192.2)            (180.9)
Cash at beginning of period
1,104.0 (279.3)           1,925.9 1,040.8            2,027.1
Cash at end of period
4,700.9 1,104.0           1,821.4 4,700.9            1,821.4
U S D O L L A R S
Quarter Nine months to
(Figures are in millions)
March
2004
December
2003
March
2003
March
2004
March
2003
Cash flow from operating activities
76.8 95.5              141.3 176.5               373.3
Profit before tax and exceptional items
50.5                 53.9              121.5 142.9               334.0
Exceptional items 3.4 5.7                19.4 36.6                 31.6
Amortisation and depreciation 43.8 45.2                40.0 129.2               108.8
Change in working capital 13.2 10.7                26.3 (4.5)                 24.4
Taxation paid (17.7) (9.1)             (17.3) (67.6)               (69.7)
Other non-cash items (16.4) (10.9)             (48.6) (60.1)               (55.8)
Dividends paid
(29.4) -             (87.7) (92.6)             (187.2)
Ordinary shareholders
(29.4) -             (87.7) (92.6)             (184.3)
Minority shareholders in subsidiaries
- -                     - -                 (2.9)
Cash utilised in investing activities
(96.5) (96.0)             (40.9) (295.5)             (146.3)
Capital expenditure - additions (109.4) (96.8)             (59.5) (280.5)             (167.5)
Capital expenditure - proceeds on disposal 46.8 4.5                     - 58.9                       -
Purchase of investments (49.7) (9.8)               (0.8) (97.2)                 (8.2)
Sale of investments
18.7 7.7               21.4 28.8                 21.4
Proceeds on the disposal of investments/subsidiary
- -                     - -                 11.9
Environmental and post-retirement health care payments
(2.9) (1.6)                (2.0) (5.5)                 (3.9)
Cash flow from financing activities
576.3 198.2              (21.3) 766.0               (43.5)
Debt portion of Mvela loan
350.5 -                     - 350.5                      -
Equity portion of Mvela loan
236.2 -                     - 236.2                      -
Loans repaid
(13.7) (14.6)             (20.4) (40.7)               (41.9)
Minority shareholder's loan received/(repaid)
0.1 2.2               (1.3) 4.0                 (5.1)
Shares issued
3.2 210.6                 0.4 216.0                   3.5
Net cash inflow/(outflow)
527.2 197.7               (8.6) 554.4                 (3.7)
Translation adjustment
33.1 1.8               14.7 33.0                 31.5
Cash at beginning of period
160.7 (38.8)             217.4 133.6               195.7
Cash at end of period
721.0 160.7             223.5 721.0               223.5

11 Q3F2004
H e d g i n g / D e r i v a t i v e s
P o l i c y
The Group's policy is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows: •
to protect cash flows at times of significant expenditure,
•
for specific debt servicing requirements, and
•
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows. Gold Fields has various currency financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39, except for the debt portion of the interest rate swap which has been hedge accounted, and accordingly the positions have been marked to market.
On 7 January 2004, Gold Fields Australia closed out the Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/AU$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group is able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/AU$. The future US dollar locked-in value and cost of the new structure is depicted in the table below:
Payment value dates (All figures in US dollars 000's)
Gross Future Cash Flows
Premium Payable
Net Future Cash flows
31 March 2004
6,632                                         217 6,415
30 June 2004
6,433                                         278 6,155
30 September 2004
11,578                                         628 10,950
31 December 2004
11,216                                         676 10,540
31 March 2005
10,911                                         716 10,195
30 June 2005
10,634                                         749 9,885
30 September 2005
10,336                                         776 9,560
30 December 2005
10,074                                         799 9,275
31 March 2006
9,845                                         825 9,020
30 June 2006
9,568                                         848 8,720
29 September 2006
9,331                                         871 8,460
29 December 2006
9,140                                         895 8,245
TOTAL
115,698                                     8,278 107,420
The call options purchased at a cost of US$8.3 million are detailed below:
U S D O L L A R / A U S T R A L I A N D O L L A R
Year ended 30 June
2004
2005
2006
2007 TOTAL
Australian dollar call options:
Amount (US Dollars) -000's
12,500 87,500 100,000 75,000               275,000
Average strike price -(US$/AU$)
0.7670 0.7670 0.7670 0.7670                 0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$5.1 million. This was based on an exchange rate of AUD/USD 0.7515. The value was based on the prevailing interest rates and volatilities at the time.
U S D O L L A R / R A N D
Year ended 30 June
2004
2005
2006
2007
TOTAL
Forward purchases:
Amount (US Dollars) -000's
50,000 - - -                 50,000
Average rate -(ZAR/US$)
8.4264 - - -                 8.4264
The total forward purchase of US$50 million matures on 3 June 2004. The marked to market value of all transactions making up the positions in the above table was a negative R88.8 million (US$13.6 million negative). The value was based on an exchange rate of ZAR/US$6.52 and the prevailing interest rates and volatilities at the time.
I N T E R E S T S W A P
In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the 5 year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFI Mining SA simultaneously entered into an interest rate swap agreement converting a fixed interest rate exposure to a floating rate. In terms of the swap GFI Mining SA is now exposed to the 3 Month Jibar rate plus a margin of 1.025%. For accounting purposes the Mvela loan is split into a debt component and an equity component and accordingly the net present value of future interest payments (R1,654 million) is classified as debt, while the balance (R2,485 million) is categorised as equity. The marked to market value of the interest rate swap is a loss of R48 million, which is accounted for in the income statement. The fair value adjustment of the debt portion of the loan is a gain of R19 million, to which hedge accounting is applied. In terms of hedge accounting, the liability that exists on the balance sheet (the loan of R1.6 billion) is decreased accordingly and the gain of R19 million is taken to the income statement, partly offsetting the R48 million above. The net impact on earnings is R29 million pre-tax and R22 million after tax. From a cash flow perspective the marked to market loss is offset by the present value of the interest saving on the loan over the life of the loan. The value was based on the prevailing interest rates and volatilities at the time.

Q3F2004 12
T o t a l C a s h C o s t s
Gold Institute Industry Standard
S A O P E R A T I O N S I N T E R N A T I O N A L
Ghana
Australia
(All figures are in Rand millions unless otherwise stated)
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Total
Tarkwa
Damang
St Ives
Agnew
Operating costs
(1)
March 2004
2,350.8
1,643.8
637.6
616.5
389.7
707.0
228.9
115.7
287.4
75.0
December 2003
2,354.7
1,700.2
648.0
651.6
400.6
654.5
206.0
112.6
272.5
63.4
Financial year to date
7,047.3
5,029.8
1,921.7
1,917.3
1,190.8
2,017.5
654.5
347.5
808.5
207.0
Gold in process and inventory change*
March 2004
15.0
-
-
-
-
15.0
(7.2)
(2.8)
17.9
7.1
December 2003
21.9
-
-
-
-
21.9
11.9
8.2
(4.7)
6.5
Financial year to date
73.3
-
-
-
-
73.3
15.7
4.9
25.6
27.1
Less:
Rehabilitation costs
March 2004
10.3
9.2
2.8
5.5
0.9
1.1
0.2
0.2
0.5
0.2
December 2003
10.0
9.0
2.8
5.4
0.8
1.0
0.1
0.3
0.4
0.2
Financial year to date
30.5
27.2
8.4
16.2
2.6
3.3
0.5
0.8
1.4
0.6
Production taxes
March 2004
7.6
7.6
0.3
5.0
2.3
-
-
-
-
-
December 2003
8.7
8.7
2.1
4.9
1.7
-
-
-
-
-
Financial year to date
24.1
24.1
4.3
14.3
5.5
-
-
-
-
-
General and admin
March 2004
85.3
57.1
25.8
18.6
12.7
28.2
11.5
3.1
11.7
1.9
December 2003
88.4
61.5
25.9
20.9
14.7
26.9
11.5
2.9
10.7
1.8
Financial year to date
256.3
171.6
75.3
58.0
38.3
84.7
35.0
9.1
35.5
5.1
Cash operating costs
March 2004
2,262.6
1,569.9
608.7
587.4
373.8
692.7
210.0
109.6
293.1
80.0
December 2003
2,269.5
1,621.0
617.2
620.4
383.4
648.5
206.3
117.6
256.7
67.9
Financial year to date
6,809.7
4,806.9
1,833.7
1,828.8
1,144.4
2,002.8
634.7
342.5
797.2
228.4
Plus:
Production taxes
March 2004
7.6
7.6
0.3
5.0
2.3
-
-
-
-
-
December 2003
8.7
8.7
2.1
4.9
1.7
-
-
-
-
-
Financial year to date
24.1
24.1
4.3
14.3
5.5
-
-
-
-
-
Royalties
March 2004
30.4
-
-
-
-
30.4
11.5
6.5
9.1
3.3
December 2003
29.7
-
-
-
-
29.7
11.3
6.3
8.9
3.2
Financial year to date
89.3
-
-
-
-
89.3
34.7
18.4
26.6
9.6
TOTAL CASH COSTS
(2)
March 2004
2,300.6
1,577.5
609.0
592.4
376.1
723.1
221.5
116.1
302.2
83.3
December 2003
2,307.9
1,629.7
619.3
625.3
385.1
678.2
217.6
123.9
265.6
71.1
Financial year to date
6,923.1
4,831.0
1,838.0
1,843.1
1,149.9
2,092.1
669.4
360.9
823.8
238.0
Plus:
Amortisation*
March 2004
281.3
143.2
60.1
62.0
21.1
138.1
23.4
14.5
100.2
December 2003
285.4
137.4
53.5
63.2
20.7
148.0
25.2
12.0
110.8
Financial year to date
846.1
418.2
170.7
184.7
62.8
427.9
76.1
40.9
310.9
Rehabilitation
March 2004
10.3
9.2
2.8
5.5
0.9
1.1
0.2
0.2
0.7
December 2003
10.0
9.0
2.8
5.4
0.8
1.0
0.1
0.3
0.6
Financial year to date
30.5
27.2
8.4
16.2
2.6
3.3
0.5
0.8
2.0
TOTAL PRODUCTION COSTS
(3)
March 2004
2,592.2
1,729.9
671.9
659.9
398.1
862.3
245.1
130.8
486.4
December 2003
2,603.3
1,776.1
675.6
693.9
406.6
827.2
242.9
136.2
448.1
Financial year to date
7,799.7
5,276.4
2,017.1
2,044.0
1,215.3
2,523.3
746.0
402.6
1,374.7
Gold sold - thousand ounces
March 2004
1,095.3
695.2
289.6
250.9
154.7
400.1
137.4
78.1
131.8
52.8
December 2003
1,107.6
698.1
272.3
265.1
160.8
409.5
141.8
77.5
140.1
50.1
Financial year to date
3,304.4
2,103.9
850.9
778.4
474.7
1,200.4
426.9
225.8
399.0
148.8
TOTAL CASH COSTS - US$/oz
March 2004
309
334
310
348
358
266
237
219
338
232
December 2003
308
345
336
349
354
245
227
236
280
210
Financial year to date
299
328
309
338
346
249
224
228
295
229
TOTAL PRODUCTION COSTS - US$/oz
March 2004
349
366
342
387
379
317
263
247
388
December 2003
348
376
367
387
374
299
253
260
348
Financial year to date
337
358
339
375
366
300
250
256
359
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.
(1)
Operating costs - All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs - Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs - Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.
Average exchange rates are US$1 = R6.79 and US$1 = R6.76 for the March 2004 and December 2003 quarters respectively.

13 Q3F2004
O p e r a t i n g a n d F i n a n c i a l R e s u l t s
S A R A N D
SA Operations
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Operating Results
Ore milled / treated (000 tons)
March 2004
11,815
4,335
1,655
1,227
1,453
December 2003
11,640
4,232
1,558
1,284
1,390
Financial year to date
34,952
12,800
4,816
3,758
4,226
Yield (grams per ton)
March 2004
2.9
5.0
5.4
6.4
3.3
December 2003
3.0
5.1
5.4
6.4
3.6
Financial year to date
2.9
5.1
5.5
6.4
3.5
Gold produced (kilograms)
March 2004
34,069
21,624
9,008
7,803
4,813
December 2003
34,451
21,714
8,469
8,244
5,001
Financial year to date
102,777
65,440
26,465
24,210
14,765
Gold sold (kilograms)
March 2004
34,069
21,624
9,008
7,803
4,813
December 2003
34,451
21,714
8,469
8,244
5,001
Financial year to date
102,777
65,440
26,465
24,210
14,765
Gold price received (Rand per kilogram)
March 2004
88,887
88,665
88,321
88,633
89,362
December 2003
84,842
84,586
84,579
85,104
83,743
Financial year to date
86,630
86,424
86,189
86,625
86,515
Total cash costs (Rand per kilogram)
March 2004
67,528
72,951
67,607
75,920
78,143
December 2003
66,991
75,053
73,126
75,849
77,005
Financial year to date
67,360
73,823
69,450
76,130
77,880
Total production costs (Rand per kilogram)
March 2004
76,087
79,999
74,589
84,570
82,713
December 2003
75,565
81,795
79,773
84,170
81,304
Financial year to date
75,890
80,630
76,218
84,428
82,310
Operating costs (Rand per ton)
March 2004
199
379
385
502
268
December 2003
202
402
416
507
288
Financial year to date
202
393
399
510
282
Financial Results (Rand million)
Revenue
March 2004
3,028.3
1,917.3
795.6
691.6
430.1
December 2003
2,922.9
1,836.7
716.3
701.6
418.8
Financial year to date
8,903.6
5,655.6
2,281.0
2,097.2
1,277.4
Operating costs
March 2004
2,350.8
1,643.8
637.6
616.5
389.7
December 2003
2,354.7
1,700.2
648.0
651.6
400.6
Financial year to date
7,047.3
5,029.8
1,921.7
1,917.3
1,190.8
Gold inventory change
March 2004
22.0
-
-
-
-
December 2003
23.6
-
-
-
-
Financial year to date
86.4
-
-
-
-
Operating profit
March 2004
655.5
273.5
158.0
75.1
40.4
December 2003
544.6
136.5
68.3
50.0
18.2
Financial year to date
1,769.9
625.8
359.3
179.9
86.6
Amortisation of mining assets
March 2004
274.3
143.2
60.1
62.0
21.1
December 2003
283.8
137.5
53.6
63.2
20.7
Financial year to date
833.1
418.3
170.8
184.7
62.8
Net operating profit
March 2004
381.2
130.3
97.9
13.1
19.3
December 2003
260.8
(1.0)
14.7
(13.2)
(2.5)
Financial year to date
936.8
207.5
188.5
(4.8)
23.8
Other income/(expenses)
March 2004
56.3
(42.3)
(18.1)
(12.5)
(11.7)
December 2003
120.9
(17.0)
(11.0)
(1.4)
(4.6)
Financial year to date
232.0
(69.8)
(35.3)
(18.0)
(16.5)
Profit before taxation
March 2004
437.5
88.0
79.8
0.6
7.6
December 2003
381.7
(18.0)
3.7
(14.6)
(7.1)
Financial year to date
1,168.8
137.7
153.2
(22.8)
7.3
Mining and income taxation
March 2004
78.1
(31.7)
(20.2)
(14.5)
3.0
December 2003
95.4
(22.7)
(4.5)
(15.5)
(2.7)
Financial year to date
227.0
(116.6)
(66.8)
(54.0)
4.2
- Normal
taxation
March 2004
54.0
18.2
5.6
6.2
6.4
December 2003
34.2
(0.2)
(0.1)
(0.3)
0.2
Financial year to date
123.2
19.3
6.1
6.5
6.7
- Deferred
taxation
March 2004
24.1
(49.9)
(25.8)
(20.7)
(3.4)
December 2003
61.2
(22.5)
(4.4)
(15.2)
(2.9)
Financial year to date
103.8
(135.9)
(72.9)
(60.5)
(2.5)
Exceptional items
March 2004
(1.6)
(1.6)
(0.9)
(0.7)
-
December 2003
(0.2)
(2.1)
(1.0)
(1.2)
0.1
Financial year to date
186.6
183.5
185.3
(1.9)
0.1
Net earnings
March 2004
357.8
118.1
99.1
14.4
4.6
December 2003
286.1
2.6
7.2
(0.3)
(4.3)
Financial year to date
1,128.4
437.8
405.3
29.3
3.2
Capital expenditure (Rand million)
March 2004
703.9
152.7
29.0
56.9
66.8
December 2003
586.1
251.9
81.7
87.4
82.8
Financial year to date
1,825.9
693.2
198.6
268.0
226.6
Planned for next six months to September 2004
1,981.1
432.6
136.5
147.4
148.7

Q3F2004 14
O p e r a t i n g a n d F i n a n c i a l R e s u l t s
S A R A N D
International
Ghana
Australia #
Total
Tarkwa
Damang
St Ives
Agnew
Operating Results
Ore milled / treated (000 tons)
March 2004
7,480
4,165
1,301
1,723
291
December 2003
7,408
3,918
1,358
1,845
287
Financial year to date
22,152
12,163
3,845
5,256
888
Yield (grams per ton)
March 2004
1.7
1.0
1.9
2.4
5.6
December 2003
1.7
1.1
1.8
2.4
5.4
Financial year to date
1.7
1.1
1.8
2.4
5.2
Gold produced (kilograms)
March 2004
12,445
4,274
2,430
4,099
1,642
December 2003
12,737
4,409
2,411
4,359
1,558
Financial year to date
37,337
13,278
7,022
12,409
4,628
Gold sold (kilograms)
March 2004
12,445
4,274
2,430
4,099
1,642
December 2003
12,737
4,409
2,411
4,359
1,558
Financial year to date
37,337
13,278
7,022
12,409
4,628
Gold price received (Rand per kilogram)
March 2004
89,273
88,956
89,177
89,729
89,099
December 2003
85,279
85,076
86,105
84,997
85,366
Financial year to date
86,991
86,768
87,098
87,179
86,971
Total cash costs (Rand per kilogram)
March 2004
58,104
51,825
47,778
73,725
50,731
December 2003
53,246
49,354
51,389
60,931
45,635
Financial year to date
56,033
50,414
51,396
66,387
51,426
Total production costs (Rand per kilogram)
March 2004
69,289
57,347
53,827
84,724
December 2003
64,945
55,092
56,491
75,731
Financial year to date
67,582
56,183
57,334
80,689
Operating costs (Rand per ton)
March 2004
95
55
89
167
258
December 2003
88
53
83
148
221
Financial year to date
91
54
90
154
233
Financial Results (Rand million)
Revenue
March 2004
1,111.0
380.2
216.7
367.8
146.3
December 2003
1,086.2
375.1
207.6
370.5
133.0
Financial year to date
3,248.0
1,152.1
611.6
1,081.8
402.5
Operating costs
March 2004
707.0
228.9
115.7
287.4
75.0
December 2003
654.5
206.0
112.6
272.5
63.4
Financial year to date
2,017.5
654.5
347.5
808.5
207.0
Gold inventory change
March 2004
22.0
(8.0)
(2.8)
22.4
10.4
December 2003
23.6
12.7
8.2
(5.7)
8.4
Financial year to date
86.4
16.6
4.9
32.7
32.2
Operating profit
March 2004
382.0
159.3
103.8
58.0
60.9
December 2003
408.1
156.4
86.8
103.7
61.2
Financial year to date
1,144.1
481.0
259.2
240.6
163.3
Amortisation of mining assets
March 2004
131.1
24.2
14.5
92.4
December 2003
146.3
24.4
12.0
109.9
Financial year to date
414.8
75.2
40.9
298.7
Net operating profit
March 2004
250.9
135.1
89.3
26.6
December 2003
261.8
132.0
74.8
55.0
Financial year to date
729.3
405.8
218.3
105.3
Other income/(expenses)
March 2004
98.6
2.8
0.1
95.7
December 2003
137.9
1.7
0.3
135.9
Financial year to date
301.8
5.9
(0.5)
296.4
Profit before taxation
March 2004
349.5
137.9
89.4
122.3
December 2003
399.7
133.7
75.1
190.9
Financial year to date
1,031.1
411.7
217.8
401.7
Mining and income taxation
March 2004
109.8
56.0
8.6
45.2
December 2003
118.1
54.1
7.3
56.7
Financial year to date
343.6
166.7
39.9
137.0
- Normal
taxation
March 2004
35.8
14.6
8.8
12.4
December 2003
34.4
14.3
8.0
12.1
Financial year to date
103.9
44.1
23.6
36.2
- Deferred
taxation
March 2004
74.0
41.4
(0.2)
32.8
December 2003
83.7
39.8
(0.7)
44.6
Financial year to date
239.7
122.6
16.3
100.8
Exceptional items
March 2004
-
-
-
-
December 2003
1.9
-
-
1.9
Financial year to date
3.1
-
-
3.1
Net earnings
March 2004
239.7
81.9
80.8
77.0
December 2003
283.5
79.6
67.8
136.1
Financial year to date
690.6
245.0
177.9
267.8
Capital expenditure (Rand million)
March 2004
551.2
281.3
0.9
238.9
30.1
December 2003
334.2
189.1
5.0
106.6
33.5
Financial year to date
1,132.7
551.4
13.2
471.2
96.9
Planned for next six months to September 2004
1,548.5
730.7
21.1
697.1
99.6
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

15 Q3F2004
O p e r a t i n g a n d F i n a n c i a l R e s u l t s
U S D O L L A R S
SA Operations
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Operating Results
Ore milled / treated (000 tons)
March 2004
11,815
4,335
1,655
1,227
1,453
December 2003
11,640
4,232
1,558
1,284
1,390
Financial year to date
34,952
12,800
4,816
3,758
4,226
Yield (ounces per ton)
March 2004
0.093
0.160
0.175
0.204
0.106
December 2003
0.095
0.165
0.175
0.206
0.116
Financial year to date
0.095
0.164
0.177
0.207
0.112
Gold produced (000 ounces)
March 2004
1,095.3
695.2
289.6
250.9
154.7
December 2003
1,107.6
698.1
272.3
265.1
160.8
Financial year to date
3,304.4
2,103.9
850.9
778.4
474.7
Gold sold (000 ounces)
March 2004
1,095.3
695.2
289.6
250.9
154.7
December 2003
1,107.6
698.1
272.3
265.1
160.8
Financial year to date
3,304.4
2,103.9
850.9
778.4
474.7
Gold price received (Dollars per ounce)
March 2004
407
406
405
406
409
December 2003
390
389
389
392
385
Financial year to date
385
384
383
385
384
Total cash costs (Dollars per ounce)
March 2004
309
334
310
348
358
December 2003
308
345
336
349
354
Financial year to date
299
328
309
338
346
Total production costs (Dollars per ounce)
March 2004
349
366
342
387
379
December 2003
348
376
367
387
374
Financial year to date
337
358
339
375
366
Operating costs (Dollars per ton)
March 2004
29
56
57
74
39
December 2003
30
59
62
75
43
Financial year to date
29
56
57
73
40
Financial Results ($ million)
Revenue
March 2004
444.4
281.4
116.6
101.6
63.1
December 2003
430.7
270.9
105.8
103.4
61.7
Financial year to date
1,271.9
807.9
325.9
299.6
182.5
Operating costs
March 2004
345.3
241.6
93.7
90.7
57.3
December 2003
346.7
250.3
95.4
95.9
59.0
Financial year to date
1,006.8
718.5
274.5
273.9
170.1
Gold inventory change
March 2004
3.2
-
-
-
-
December 2003
3.6
-
-
-
-
Financial year to date
12.4
-
-
-
-
Operating profit
March 2004
95.9
39.8
23.0
10.9
5.9
December 2003
80.4
20.7
10.5
7.4
2.7
Financial year to date
252.8
89.4
51.3
25.7
12.4
Amortisation of mining assets
March 2004
40.3
21.0
8.8
9.1
3.1
December 2003
41.7
20.3
7.9
9.3
3.1
Financial year to date
119.0
59.8
24.4
26.4
9.0
Net operating profit
March 2004
55.6
18.8
14.2
1.8
2.8
December 2003
38.7
0.4
2.6
(1.8)
(0.3)
Financial year to date
133.8
29.6
26.9
(0.7)
3.4
Other income/(expenses)
March 2004
8.4
(6.1)
(2.6)
(1.8)
(1.7)
December 2003
17.4
(2.5)
(1.6)
(0.2)
(0.6)
Financial year to date
33.1
(10.0)
(5.0)
(2.6)
(2.4)
Profit before taxation
March 2004
64.0
12.7
11.5
-
1.1
December 2003
56.1
(2.1)
1.0
(2.1)
(1.0)
Financial year to date
167.0
19.7
21.9
(3.3)
1.0
Mining and income taxation
March 2004
11.5
(4.7)
(3.0)
(2.2)
0.4
December 2003
13.8
(3.6)
(0.9)
(2.3)
(0.4)
Financial year to date
32.4
(16.7)
(9.5)
(7.7)
0.6
- Normal
taxation
March 2004
7.9
2.6
0.8
0.9
0.9
December 2003
5.0
-
-
-
-
Financial year to date
17.6
2.8
0.9
0.9
1.0
- Deferred
taxation
March 2004
3.6
(7.3)
(3.8)
(3.0)
(0.5)
December 2003
8.7
(3.6)
(0.9)
(2.3)
(0.4)
Financial year to date
14.8
(19.4)
(10.4)
(8.6)
(0.4)
Exceptional items
March 2004
0.2
0.1
0.2
(0.1)
-
December 2003
1.2
0.9
1.1
(0.2)
-
Financial year to date
26.7
26.2
26.5
(0.3)
-
Net earnings
March 2004
61.7
17.5
14.8
2.1
0.7
December 2003
43.5
2.5
2.9
0.1
(0.6)
Financial year to date
161.2
62.5
57.9
4.2
0.5
Capital expenditure ($ million)
March 2004
116.7
27.6
5.8
10.4
11.5
December 2003
88.9
38.6
12.5
13.5
12.6
Financial year to date
280.0
106.3
30.5
41.1
34.8
Planned for next six months to September 2004
303.8
66.3
20.9
22.6
22.8
Average exchange rates are US$1 = R6.79 and US$1 = R6.76 for the March 2004 and December 2003 quarters respectively.
Figures may not add as they are rounded independently.

Q3F2004 16
O p e r a t i n g a n d F i n a n c i a l R e s u l t s
U S D O L L A R S
International
Australian Dollars
Ghana
Australia #
Australia #
Total
Tarkwa
Damang
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled / treated (000 tons)
March 2004
7,480
4,165
1,301
1,723
291
1,723
291
December 2003
7,408
3,918
1,358
1,845
287
1,845
287
Financial year to date
22,152
12,163
3,845
5,256
888
5,256
888
Yield (ounces per ton)
March 2004
0.053
0.033
0.060
0.076
0.181
0.076
0.181
December 2003
0.055
0.036
0.057
0.076
0.175
0.076
0.175
Financial year to date
0.054
0.035
0.059
0.076
0.168
0.076
0.168
Gold produced (000 ounces)
March 2004
400.1
137.4
78.1
131.8
52.8
131.8
52.8
December 2003
409.5
141.8
77.5
140.1
50.1
140.1
50.1
Financial year to date
1,200.4
426.9
225.8
399.0
148.8
399.0
148.8
Gold sold (000 ounces)
March 2004
400.1
137.4
78.1
131.8
52.8
131.8
52.8
December 2003
409.5
141.8
77.5
140.1
50.1
140.1
50.1
Financial year to date
1,200.4
426.9
225.8
399.0
148.8
399.0
148.8
Gold price received (Dollars per ounce)
March 2004
409
407
408
411
408
538
534
December 2003
392
391
396
391
393
551
553
Financial year to date
387
386
387
387
387
546
544
Total cash costs (Dollars per ounce)
March 2004
266
237
219
338
233
442
304
December 2003
245
227
236
280
210
395
296
Financial year to date
249
224
228
295
229
415
322
Total production costs (Dollars per ounce)
March 2004
317
263
246
388
508
December 2003
299
253
260
348
491
Financial year to date
300
250
256
359
505
Operating costs (Dollars per ton)
March 2004
14
8
13
25
38
32
50
December 2003
13
8
12
22
33
31
46
Financial year to date
13
8
13
22
33
31
47
Financial Results ($ million)
Revenue
March 2004
163.0
55.9
31.8
54.0
21.4
70.8
28.3
December 2003
159.7
55.4
30.4
54.4
19.5
76.7
27.5
Financial year to date
464.0
164.6
87.4
154.5
57.5
217.7
81.0
Operating costs
March 2004
103.6
33.6
17.0
42.1
11.0
55.5
14.5
December 2003
96.4
30.4
16.6
40.0
9.4
56.4
13.1
Financial year to date
288.2
93.5
49.6
115.5
29.6
162.7
41.6
Gold inventory change
March 2004
3.2
(1.1)
(0.4)
3.1
1.5
4.5
2.0
December 2003
3.6
1.9
1.2
(0.7)
1.3
(1.2)
1.8
Financial year to date
12.4
2.4
0.7
4.7
4.7
6.6
6.5
Operating profit
March 2004
56.1
23.4
15.2
8.7
8.9
10.8
11.8
December 2003
59.8
23.1
12.7
15.1
8.9
21.4
12.6
Financial year to date
163.4
68.7
37.0
34.4
23.2
48.4
32.9
Amortisation of mining assets
March 2004
19.3
3.6
2.1
13.6
17.7
December 2003
21.5
3.6
1.8
16.1
22.7
Financial year to date
59.3
10.7
5.8
42.7
60.1
Net operating profit
March 2004
36.8
19.8
13.0
4.0
5.0
December 2003
38.3
19.5
10.9
7.9
11.3
Financial year to date
104.2
58.0
31.2
15.0
21.2
Other income/(expenses)
March 2004
14.5
0.4
-
14.1
18.3
December 2003
19.8
0.2
-
19.6
28.0
Financial year to date
43.1
0.8
(0.1)
42.3
59.6
Profit before taxation
March 2004
51.3
20.3
13.0
18.0
23.3
December 2003
58.1
19.7
10.9
27.5
39.3
Financial year to date
147.3
58.8
31.1
57.4
80.8
Mining and income taxation
March 2004
16.2
8.2
1.3
6.6
8.7
December 2003
17.4
8.0
1.2
8.2
11.7
Financial year to date
49.1
23.8
5.7
19.6
27.6
- Normal
taxation
March 2004
5.3
2.1
1.3
1.8
2.4
December 2003
5.1
2.1
1.2
1.8
2.5
Financial year to date
14.8
6.3
3.4
5.2
7.3
- Deferred
taxation
March 2004
10.9
6.1
-
4.8
6.3
December 2003
12.3
5.9
-
6.4
9.2
Financial year to date
34.2
17.5
2.3
14.4
20.3
Exceptional items
March 2004
-
-
-
-
-
December 2003
0.3
-
-
0.3
0.4
Financial year to date
0.4
-
-
0.4
0.6
Net earnings
March 2004
44.2
12.0
11.7
11.5
14.6
December 2003
41.0
11.7
9.7
19.5
28.0
Financial year to date
98.7
35.0
25.4
38.3
53.9
Capital expenditure ($ million)
March 2004
89.1
45.3
0.2
38.5
5.1
50.1
6.5
December 2003
50.3
28.1
0.8
16.4
5.1
20.5
6.5
Financial year to date
173.7
84.6
2.0
72.3
14.9
96.2
19.8
Planned for next six months to September 2004
237.5
112.1
3.2
106.9
15.3
142.3
20.3
Average exchange rates are US$1 = R6.79 and US$1 = R6.76 for the March 2004 and December 2003 quarters respectively. The Australian Dollar exchange rates were AU$1 = R5.19 and AU$1 = R4.80 for the March 2004 and December 2003 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

17 Q3F2004
U n d e r g r o u n d a n d S u r f a c e
S A R a n d a n d M e t r i c U n i t s
S A O P E R A T I O N S I N T E R N A T I O N A L
Ghana
Australia
Operating Results
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Total
Tarkwa
Damang
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
March 2004
3,148
2,585
838
744
1,003
563
-
-
442
121
December 2003
3,306
2,871
950
921
1,000
435
-
-
326
109
Financial year to date
9,889
8,473
2,782
2,634
3,057
1,416
-
-
1,091
325
- surface
March 2004
8,667
1,750
817
483
450
6,917
4,165
1,301
1,281
170
December 2003
8,334
1,361
608
363
390
6,973
3,918
1,358
1,519
178
Financial year to date
25,063
4,327
2,034
1,124
1,169
20,736
12,163
3,845
4,165
563
- total
March 2004
11,815
4,335
1,655
1,227
1,453
7,480
4,165
1,301
1,723
291
December 2003
11,640
4,232
1,558
1,284
1,390
7,408
3,918
1,358
1,845
287
Financial year to date
34,952
12,800
4,816
3,758
4,226
22,152
12,163
3,845
5,256
888
Yield (grams per ton)
- underground
March 2004
7.2
7.4
8.6
10.0
4.5
6.1
-
-
4.6
11.3
December 2003
6.8
6.9
7.5
8.6
4.7
6.4
-
-
4.5
11.9
Financial year to date
6.9
7.0
8.0
8.8
4.6
6.3
-
-
4.8
11.7
- surface
March 2004
1.3
1.4
2.2
0.7
0.6
1.3
1.0
1.9
1.6
1.6
December 2003
1.4
1.4
2.3
0.8
0.7
1.4
1.1
1.8
1.9
1.5
Financial year to date
1.4
1.4
2.0
0.8
0.7
1.4
1.1
1.8
1.7
1.5
- combined
March 2004
2.9
5.0
5.4
6.4
3.3
1.7
1.0
1.9
2.4
5.6
December 2003
3.0
5.1
5.4
6.4
3.6
1.7
1.1
1.8
2.4
5.4
Financial year to date
2.9
5.1
5.5
6.4
3.5
1.7
1.1
1.8
2.4
5.2
Gold produced (kilograms)
- underground
March 2004
22,615
19,193
7,191
7,466
4,536
3,422
-
-
2,054
1,368
December 2003
22,529
19,763
7,092
7,958
4,713
2,766
-
-
1,468
1,298
Financial year to date
68,521
59,536
22,299
23,304
13,933
8,985
-
-
5,198
3,787
- surface
March 2004
11,454
2,431
1,817
337
277
9,023
4,274
2,430
2,045
274
December 2003
11,922
1,951
1,377
286
288
9,971
4,409
2,411
2,891
260
Financial year to date
34,256
5,904
4,166
906
832
28,352
13,278
7,022
7,211
841
- total
March 2004
34,069
21,624
9,008
7,803
4,813
12,445
4,274
2,430
4,099
1,642
December 2003
34,451
21,714
8,469
8,244
5,001
12,737
4,409
2,411
4,359
1,558
Financial year to date
102,777
65,440
26,465
24,210
14,765
37,337
13,278
7,022
12,409
4,628
Operating costs (Rand per ton)
- underground
March 2004
554
597
694
790
374
356
-
-
326
465
December 2003
539
565
635
685
387
373
-
-
355
428
Financial year to date
538
565
642
702
376
374
-
-
346
467
- surface
March 2004
70
57
69
59
32
73
55
89
112
111
December 2003
69
58
74
56
36
71
53
83
103
94
Financial year to date
69
56
67
60
36
72
54
90
103
98
- total
March 2004
199
379
385
502
268
95
55
89
167
258
December 2003
202
402
416
507
288
88
53
83
148
221
Financial year to date
202
393
399
510
282
91
54
90
154
233

Q3F2004 18
D e v e l o p m e n t R e s u l t s
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
D r i e f o n t e i n
March 2004
quarter
December 2003
quarter
Year to date
F2004
Reef
Carbon
Leader
Main               VCR
Carbon
Leader
Main VCR
Carbon
Leader
Main             VCR
Advanced (m) 4,774 958              1,511          5,382 970 1,571         15,351           3,077            4,654
Advanced on reef (m) 814             274                 171            765 370 285           2,434          1,028               587
Sampled (m) 768             303                 144            609 276 234           2,277             795               492
Channel width (cm) 135 34 36            130 57 104             128                56                 82
Average value - (g/t) 18.3             14.7               49.7           14.9 8.5 20.8           17.3              10.6              27.4
- ( cm.g/t) 2,475 508             1,788         1,935 486 2,163          2,209               587           2,257
K l o o f
March 2004
quarter
December 2003
quarter
Year to date
F2004
Reef
Carbon
Leader
Kloof         Main       VCR
Carbon
Leader
Kloof Main VCR
Carbon
Leader
Kloof         Main         VCR
Advanced (m)             - 1,533 138 7,374 14 370 1,894     10,268 14       2,387       3,792     27,327
Advanced on reef (m)             - 713 70 1,276 14 193 516 1,664 14      1,106        1,09      5 4,754
Sampled (m)             - 588 54 1,149             6 150 378 1,086             6         897         891 3,663
Channel width (cm)             - 122 89 97 46 93 78 92           46         112          74              88
Average value - (g/t)             - 20.6 8.7 30.0 5.4 15.6 12.5 28.4          5.4       17.3         12.5          29.3
     - ( cm.g/t)             - 2,511 768 2,894 247 1,442 975 2,621         247 1,936         927 2,588
B e a t r i x
March 2004
quarter
December 2003
quarter
Year to date
F2004
Reef
Beatrix         Kalkoenkrans Beatrix Kalkoenkrans                 Beatrix Kalkoenkrans
Advanced (m) 7,837                     2,207                     8,732 2,797                 25,801                         7,564
Advanced on reef (m) 1,296 545                    1,850 699                   5,339                         1,921
Sampled (m) 1,101 537                    1,719 741                   5,175                         1,929
Channel width (cm) 82                           157                         68 141                        76                            137
Average value - (g/t) 12.2                          14.7                      13.2 21.0                     12.9                           17.1
- ( cm.g/t) 1,003                        2,320 895 2,972                      974 2,354

19 Q3F2004
CONTACT
DETAILS
CORPORATE
OFFICE
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: +27 11 644-2400
Fax: +27 11 484-0626
London Office
St James' Corporate Services
Limited
6 St James' Place
London SW1A 1 NP
Tel: +944 207 499-3916
Fax: +944 207 491-1989
DIRECTORS
C M T Thompson (Chairman)
A J Wright (Deputy Chairman)
I D Cockerill * (Chief Executive Officer)
K Ansah #
G J Gerwel
N J Holland * (Chief Financial Officer)
J M McMahon *
G R Parker
#
R L Pennant-Rea *
P J Ryan
T M G Sexwale
B R van Rooyen
C I von Christierson
Canadian * British
#
USA
#Ghanaian
CORPORATE
SECRETARY
C Farrel
24 St Andrews Road
Parktown Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: +27 11 644-2406
Fax: +27 11 484-0626
INVESTOR
RELATIONS
Willie Jacobsz
Tel: +27 11 644-2460
Europe & South Africa
Nerina Bodasing
Tel: +27 11 644-2630
Fax: +27 11 484-0639
E-mail: investors@goldfields.co.za
North America
Cheryl A. Martin
Tel: +1 303 796-8683
Fax: +1 303 796-8293
E-mail: camartin@gfexpl.com
TRANSFER
OFFICES
Johannesburg
Computershare Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: 27 11 370-5000
Fax: 27 11 370-5271
London
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham Kent BR3 4TU
Tel: +944 208 639-2000
Fax: +944 208 658-3430
AMERICAN DEPOSITARY RECEIPT BANKER
United States
Bank of New York
101 Barclay Street
New York N.Y. 10286
USA
Tel: +91 212 815-5133
Fax: +91 212 571-3050
United Kingdom
Bank of New York
46 Berkley Street
London
W1X 6AA
Tel: +944 207 322-6341
Fax: +944 207 322-6028
FORWARD
LOOKING
STATEMENTS
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs
Date: 6 May 2004